UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 333-219945

COCA-COLA EUROPEAN PARTNERS PLC
(Name of Registrant)

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
+352 26 25 85 55
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On April 10, 2018, Coca-Cola European Partners plc (the “Company”) issued a press release announcing the final results to the previously announced (i) offers to exchange certain US dollar denominated notes issued by Coca-Cola European Partners US, LLC (as successor by merger to Coca-Cola Enterprises, Inc. (formerly named International CCE Inc.)) (“CCEP US”) for new notes issued by the Company and cash and (ii) related consent solicitations. A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated by reference herein in its entirety.
Also on April 12, 2018, the Company submitted a notice to the Global Exchange Market of the Irish Stock Exchange plc regarding the substitution of the Company in place of CCEP US as issuer and principal debtor in respect of certain series of notes and the provision of a guarantee from CCEP US. A copy of the notice is filed herewith as Exhibit 99.2 and is incorporated by reference herein in its entirety.

Exhibits

Exhibit 99.1	Press release of Coca-Cola European Partners plc, dated April 10, 2018.

Exhibit 99.2	Notice of Coca-Cola European Partners plc to the Global Exchange Market of the Irish Stock Exchange plc, dated April 12, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)

Date: April 12, 2018	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President and Treasurer